UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2026
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2026

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (note 1)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$

Voyage charter revenues (note 3)	296,308	189,163	827,510	568,509
Time-charter revenues (note 3)	33,132	2,085	74,383	12,949
Bareboat-charter revenues (note 3)	392	—	5,924	—
Other revenues (note 3)	39,414	37,775	127,031	112,070
Total revenues	369,246	229,023	1,034,848	693,528

Voyage expenses (note 6)	(91,950)	(82,708)	(226,906)	(248,213)
Vessel operating expenses	(65,611)	(61,031)	(194,136)	(182,698)
Charter hire expenses (note 8)	(9,190)	(9,690)	(27,958)	(35,717)
Depreciation and amortization	(21,453)	(20,932)	(64,457)	(65,116)
General and administrative expenses	(13,527)	(11,146)	(39,182)	(35,363)
Gain on sale and write-down of assets (note 12)	22,876	25,890	77,823	77,948
Restructuring charges (note 13)	—	—	—	(5,568)
Income from operations	190,391	69,406	560,032	198,801

Interest income	12,216	7,569	30,641	20,994
Interest expense	(280)	(789)	(1,566)	(2,339)
Equity income and gain on distribution from equity-accounted investment (note 14)	—	8,728	1,500	9,617
Other income (note 15)	319	4,834	578	419
Net income before income tax	202,646	89,748	591,185	227,492
Income tax (expense) recovery (note 16)	(7,425)	2,331	(16,500)	3,233
Net income	195,221	92,079	574,685	230,725

Per common share amounts (note 17)
- Basic earnings per share	$5.60	$2.66	$16.51	$6.67
- Diluted earnings per share	$5.58	$2.64	$16.45	$6.64
- Cash dividends declared	$0.25	$0.25	$1.75	$1.75

Weighted-average number of Class A and Class B common shares outstanding (note 17)
- Basic	34,842,906	34,669,842	34,799,885	34,578,409
- Diluted	34,967,038	34,831,261	34,930,472	34,746,394

Related party transactions (note 11)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 1)
(in thousands of U.S. Dollars)

	As at	As at
	September 30, 2026	December 31, 2025
	$	$
ASSETS
Current
Cash and cash equivalents	1,046,325	830,569
Short-term investments (note 9)	372,213	22,000
Restricted cash – current (note 18)	535	692
Accounts receivable, net of allowance of $4.6 million (2025 - $4.4 million)	85,980	82,781
Assets held for sale (note 12)	—	26,834
Due from affiliates (note 11)	275	2,804
Bunker and lube oil inventory	44,174	29,409
Prepaid expenses	13,948	17,013
Accrued revenue	91,608	52,005
Other current assets (note 5)	17,954	15,351
Total current assets	1,673,012	1,079,458
Vessels and equipment
At cost, less accumulated depreciation of $511.1 million (2025 - $487.7 million) (notes 3, 5, 7 and 12)	1,015,557	1,000,483
Advances on newbuilding contracts and construction costs (note 19)	50,963	—
Operating lease right-of-use assets (note 8)	22,468	38,161
Total vessels and equipment	1,088,988	1,038,644
Goodwill (note 5)	2,426	2,426
Other non-current assets (note 5)	22,952	121,146
Total assets	2,787,378	2,241,674
LIABILITIES AND EQUITY
Current
Accounts payable	34,907	19,926
Accrued liabilities (note 6)	102,953	84,724
Current portion of operating lease liabilities (note 8)	12,474	21,107
Due to affiliates (note 11)	3	595
Other current liabilities (note 3)	13,111	8,938
Total current liabilities	163,448	135,290
Long-term operating lease liabilities (note 8)	9,994	17,054
Other long-term liabilities (note 6)	50,583	45,714
Total liabilities	224,025	198,058
Commitments and contingencies (notes 7, 8, 9 and 19)
Equity
Common shares and additional paid-in capital (585.0 million shares authorized, 30.1 million Class A and 4.6 million Class B shares issued and outstanding as of September 30, 2026, and 585.0 million shares authorized, 29.9 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2025) (note 10)	1,320,777	1,314,640
Accumulated surplus	1,242,576	728,976
Total equity	2,563,353	2,043,616
Total liabilities and equity	2,787,378	2,241,674
Subsequent events (note 20)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2026	2025
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	574,685	230,725
Non-cash items:
Depreciation and amortization	64,457	65,116
Gain on sale and write-down of assets (note 12)	(77,823)	(77,948)
Equity income and gain on distribution from equity-accounted investment (note 14)	(1,500)	(9,617)
Provision (recovery) for uncertain tax position	1,432	(9,324)
Other	190	5,495
Change in operating assets and liabilities	(25,756)	12,846
Expenditures for dry docking	(26,650)	(12,355)
Net operating cash flow	509,035	204,938

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	1,395	1,496
Cash dividends paid	(60,636)	(60,362)
Other	(1,020)	(1,256)
Net financing cash flow	(60,261)	(60,122)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 12)	210,818	281,862
Distribution from equity-accounted joint venture (note 14)	1,500	25,235
Expenditures for vessels and equipment	(2,504)	(1,936)
Loan repayment from equity-accounted joint venture (note 14)	—	380
Purchase of short-term investments	(646,831)	(61,000)
Proceeds from short-term investments	297,254	51,000
Vessel acquisitions	(42,449)	(190,259)
Advances on newbuilding contracts and construction costs (note 19)	(50,963)	—
Purchase of marketable securities	—	(2,348)
Proceeds from sale of marketable securities	—	2,163
Net investing cash flow	(233,175)	105,097

Increase in cash, cash equivalents and restricted cash	215,599	249,913
Cash, cash equivalents and restricted cash, beginning of the period	831,261	515,561
Cash, cash equivalents and restricted cash, end of the period	1,046,860	765,474
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (note 1)
(in thousands of U.S. Dollars, except share amounts)

	Common Shares and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Surplus $	Total $
Balance as at December 31, 2025	34,548	1,226,108	88,532	728,976	2,043,616
Net income	—	—	—	153,551	153,551
Dividends declared	—	—	—	(8,707)	(8,707)
Equity-based compensation (note 10)	96	1,452	—	—	1,452
Balance as at March 31, 2026	34,644	1,227,560	88,532	873,820	2,189,912
Net income	—	—	—	225,913	225,913
Dividends declared	—	—	—	(43,632)	(43,632)
Equity-based compensation (note 10)	36	3,692	—	—	3,692
Balance as at June 30, 2026	34,680	1,231,252	88,532	1,056,101	2,375,885
Net income	—	—	—	195,221	195,221
Dividends declared	—	—	—	(8,746)	(8,746)
Equity-based compensation (note 10)	14	993	—	—	993
Balance as at September 30, 2026	34,694	1,232,245	88,532	1,242,576	2,563,353

	Common Shares and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Surplus $	Total $
Balance as at December 31, 2024	34,361	1,220,963	88,532	447,055	1,756,550
Net income	—	—	—	76,032	76,032
Dividends declared	—	—	—	(8,626)	(8,626)
Equity-based compensation (note 10)	72	263	—	—	263
Balance as at March 31, 2025	34,433	1,221,226	88,532	514,461	1,824,219
Net income	—	—	—	62,614	62,614
Dividends declared	—	—	—	(43,275)	(43,275)
Equity-based compensation (note 10)	98	3,783	—	—	3,783
Balance as at June 30, 2025	34,531	1,225,009	88,532	533,800	1,847,341
Net income	—	—	—	92,079	92,079
Dividends declared	—	—	—	(8,682)	(8,682)
Equity-based compensation (note 10)	8	572	—	—	572
Balance as at September 30, 2025	34,539	1,225,581	88,532	617,197	1,931,310
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd. (or Teekay Tankers), which is incorporated under the laws of Bermuda, its wholly-owned subsidiaries and equity-accounted joint venture (collectively, the Company).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025, filed on Form 20-F with the U.S. Securities and Exchange Commission (or SEC) on March 13, 2026. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
2.    Recent Accounting Pronouncements
In May 2026, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes a comprehensive framework for the recognition, measurement, presentation, and disclosure of environmental credits and related compliance obligations. The standard addresses an area that previously lacked specific authoritative guidance and had resulted in diversity in practice.

Under the new guidance, environmental credits are classified and accounted for based on their intended use. Environmental credits held for regulatory compliance purposes are generally recognized at cost and are not subsequently remeasured, while environmental credits held for sale or exchange are also recognized at cost but are subject to impairment assessments. Costs associated with environmental credits acquired solely to support voluntary environmental initiatives are generally expensed as incurred. The guidance also establishes specific requirements for the recognition and measurement of environmental credit obligations. Such obligations are measured based on the credits expected to be used to settle the obligation, with any unfunded portion measured at the fair value of the additional credits required to satisfy the obligation.

The amendments in the standard are effective for annual periods beginning after December 15, 2027, including interim periods within those annual periods. Early adoption is permitted and should be applied retrospectively through a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. Any financial statement information should not be recast prior to the period of adoption. The Company expects to adopt this standard beginning January 1, 2028. The Company is evaluating the impact of this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that, for each interim and annual reporting period, an entity:

•Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization included in each relevant expense caption on the face of the income statement within continuing operations;

•Include certain amounts that are already disclosed under current GAAP to be presented in the same disclosure as the other required disaggregated information;

•Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and

•Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in the standard are effective for annual periods beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning January 1, 2027. The Company is evaluating the impact of this standard on its consolidated financial statements.
3.    Revenues
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers and Long Range 2 (or LR2) tankers) to its customers and providing operational and maintenance marine services through its Australian operations. The Company

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
utilizes two primary forms of contracts, consisting of voyage charters and time charters, and to a lesser extent bareboat charters from time to time.

The extent to which the Company employs its vessels on voyage charters versus time charters and bareboat charters is dependent upon the prevailing market, the Company’s chartering strategy and the availability of time charters and bareboat charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. During 2026, the Company had three vessels on short-term bareboat contracts that were related to the acquisitions of such vessels completed in January 2026, and all of which expired during the second and third quarters of 2026. These bareboat charters were charters under which the customer paid a fixed daily rate for a fixed period of time for use of the vessel, and the customer also paid for all costs of operating the vessel, including voyage and vessel operating expenses. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of voyage charters and time charters, see "Item 18 – Financial Statements: Note 4" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

The following tables contain a breakdown of the Company's revenue by segment and contract type for the three and nine months ended September 30, 2026 and September 30, 2025. The Company’s lease income consists of the revenue from its voyage charters, time charters and bareboat charters.

	Three Months Ended September 30, 2026			Three Months Ended September 30, 2025
	Tankers	Marine Services and Other	Total	Tankers	Marine Services and Other	Total
	$	$	$	$	$	$
Voyage charter revenues
Suezmax	152,238	—	152,238	100,106	—	100,106
Aframax / LR2	144,070	—	144,070	86,046	—	86,046
Very Large Crude Carrier (or VLCC) (1)	—	—	—	3,011	—	3,011
Total	296,308	—	296,308	189,163	—	189,163

Time-charter revenues
Suezmax	18,556	—	18,556	—	—	—
Aframax / LR2	12,315	—	12,315	—	—	—
Bunker tanker (2)	—	2,261	2,261	—	2,085	2,085
Total	30,871	2,261	33,132	—	2,085	2,085

Bareboat-charter revenues
Aframax / LR2 (3)	392	—	392	—	—	—
Total	392	—	392	—	—	—

Other revenues (4)
Vessel operational and maintenance services	377	35,052	35,429	522	28,248	28,770
Ship-to-ship support services	3,096	—	3,096	3,919	—	3,919
Management fees and other (5)	280	609	889	4,315	771	5,086
Total	3,753	35,661	39,414	8,756	29,019	37,775

Total revenues	331,324	37,922	369,246	197,919	31,104	229,023

(1)Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by the Company to a third party.
(2)Includes variable lease payments of $nil and $0.9 million for the three months ended September 30, 2026 and 2025, respectively, related to the reimbursement for certain operating expenditures received from the Company's customer for costs incurred by the Company in operating the vessel.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
(3)The three bareboat contracts expired during the second and third quarters of 2026. There are no vessels on bareboat charter-out contracts as at September 30, 2026.
(4)Relates to non-lease revenues.
(5)Tankers segment includes revenues related to certain bunker-related activities, as well as in-process revenue related to the acquisitions of three 2016-built Aframax / LR2 tankers that were completed in January 2026. For more details, see "In-process Revenue" subsection of this Note 3 below.

	Nine Months Ended September 30, 2026			Nine Months Ended September 30, 2025
	Tankers	Marine Services and Other	Total	Tankers	Marine Services and Other	Total
	$	$	$	$	$	$
Voyage charter revenues
Suezmax	426,780	—	426,780	311,378	—	311,378
Aframax / LR2	384,111	—	384,111	254,120	—	254,120
VLCC (1)	16,619	—	16,619	3,011	—	3,011
Total	827,510	—	827,510	568,509	—	568,509

Time-charter revenues
Suezmax	41,711	—	41,711	—	—	—
Aframax / LR2	25,930	—	25,930	7,057	—	7,057
Bunker tanker (2)	—	6,742	6,742	—	5,892	5,892
Total	67,641	6,742	74,383	7,057	5,892	12,949

Bareboat-charter revenues
Aframax / LR2 (3)	5,924	—	5,924	—	—	—
Total	5,924	—	5,924	—	—	—

Other revenues (4)
Vessel operational and maintenance services (5)	1,191	105,578	106,769	1,471	89,189	90,660
Ship-to-ship support services	8,478	—	8,478	13,377	—	13,377
Management fees and other (6)	10,051	1,733	11,784	5,659	2,374	8,033
Total	19,720	107,311	127,031	20,507	91,563	112,070

Total revenues	920,795	114,053	1,034,848	596,073	97,455	693,528
(1)Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by the Company to a third party.
(2)Includes variable lease payments of $nil and $2.9 million for the nine months ended September 30, 2026 and 2025, respectively, related to the reimbursement for certain operating expenditures received from the Company's customer for costs incurred by the Company in operating the vessel.
(3)The three bareboat contracts expired during the second and third quarters of 2026. There are no vessels on bareboat charter-out contracts as at September 30, 2026.
(4)Relates to non-lease revenues.
(5)Includes a $3.9 million recovery of certain crewing costs during the nine months ended September 30, 2026 that were incurred in 2025 related to the Company's Australian operations, as well as $5.6 million related to the recovery of severance costs during the nine months ended September 30, 2025 resulting from the termination of a management contract related to the Company's Australian operations (note 13).
(6)Tankers segment includes revenues related to certain bunker-related activities, as well as in-process revenue related to the acquisitions of three 2016-built Aframax / LR2 tankers that were completed in January 2026. For more details, see "In-process Revenue" subsection of this Note 3 below.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
Charters-out
As at September 30, 2026, eight (December 31, 2025 - four) of the Company’s vessels operated under fixed-rate time-charter contracts, which are scheduled to expire between October 2026 and May 2029. As at September 30, 2026, the minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $35.6 million (remainder of 2026), $41.9 million (2027), $8.0 million (2028), and $2.7 million (2029). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after September 30, 2026 or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.
Contract Liabilities
As at September 30, 2026, the Company had $9.3 million (December 31, 2025 - $5.8 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities in the Company's unaudited consolidated balance sheets.

In-process Revenue

In January 2026, the Company completed the acquisitions of three 2016-built Aframax / LR2 tankers. As part of the Company’s acquisitions of these tankers, the Company bareboat chartered out each tanker to the seller for a short-term period with rates that are less favorable than prevailing market rates; as a result, the Company paid a purchase price that was less than the estimated fair value of each vessel. The Company recorded both an asset and a liability based on the difference between the fair value and the purchase price for each of the vessels. The Company is amortizing the assets, which are included as part of vessels and equipment in the Company's unaudited consolidated balance sheets, over each vessel’s estimated remaining useful life, and the Company has fully amortized the liabilities, which were included as part of other current liabilities in the Company's unaudited consolidated balance sheets, over the term of the short-term bareboat contracts, which expired in the second and third quarters of 2026.

For the three and nine months ended September 30, 2026, the Company recognized $0.3 million and $10.1 million (2025 - $nil and $nil) of amortization related to these liabilities. The amortization, which is classified as in-process revenue, is included as part of other revenues in the Company's unaudited consolidated statements of income.
4.    Segment Reporting
The Company allocates capital and assesses performance from the perspective of the Company's lines of business. The Company has two primary lines of business: 1) tankers and 2) marine services. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker (or CODM) is based on the two lines of business, and its segments are presented accordingly on this basis. The CODM is the President and Chief Executive Officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The CODM does not assess the performance of each segment by geographic regions.

The Company's two operating segments include: 1) tankers, which consists of the operation of all of the Company's tankers (including the operations from those tankers employed on full service lightering (or FSL) contracts), and the Company's U.S.-based STS support service operations (including its lightering support services provided as part of FSL operations); and 2) marine services, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties.

The accounting policies of the two segments are the same as those described in the summary of significant accounting policies. For more details, see "Item 18 – Financial Statements: Note 1" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025. The measure of segment assets is reported on the balance sheet as total consolidated assets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The following tables include the Company’s revenues, expenses, other segment items, income from operations, and equity income and gain on distribution from equity-accounted investment by segment, and reconcile such amounts to the Company’s consolidated net income before income tax for the periods presented in these financial statements:

	Three Months Ended September 30, 2026
	Tankers $	Marine Services and Other $	Total $
Revenues	331,324	37,922	369,246
Voyage expenses	(91,950)	—	(91,950)
Vessel operating expenses	(32,177)	(33,434)	(65,611)
Charter hire expenses	(8,556)	(634)	(9,190)
Depreciation and amortization	(21,453)	—	(21,453)
General and administrative expenses	(13,527)	—	(13,527)
Gain on sale of vessel	22,876	—	22,876
Income from operations	186,537	3,854	190,391

Non-segment reconciling items:
Interest income			12,216
Interest expense			(280)
Other income			319
Net income before income tax			202,646

	Three Months Ended September 30, 2025
	Tankers $	Marine Services and Other $	Total $
Revenues	197,919	31,104	229,023
Voyage expenses	(82,708)	—	(82,708)
Vessel operating expenses	(32,086)	(28,945)	(61,031)
Charter hire expenses	(9,056)	(634)	(9,690)
Depreciation and amortization	(20,932)	—	(20,932)
General and administrative expenses	(11,146)	—	(11,146)
Gain on sale of vessels	25,890	—	25,890
Income from operations	67,881	1,525	69,406

Equity income and gain on distribution from equity-accounted investment	8,728	—	8,728
Non-segment reconciling items:
Interest income			7,569
Interest expense			(789)
Other income			4,834
Net income before income tax			89,748

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Nine Months Ended September 30, 2026
	Tankers $	Marine Services and Other $	Total $
Revenues (1)	920,795	114,053	1,034,848
Voyage expenses	(226,906)	—	(226,906)
Vessel operating expenses	(95,601)	(98,535)	(194,136)
Charter hire expenses	(26,077)	(1,881)	(27,958)
Depreciation and amortization	(64,457)	—	(64,457)
General and administrative expenses	(39,182)	—	(39,182)
Gain on sale of vessels	77,823	—	77,823
Income from operations	546,395	13,637	560,032

Gain on distribution from equity-accounted investment	1,500	—	1,500
Non-segment reconciling items:
Interest income			30,641
Interest expense			(1,566)
Other income			578
Net income before income tax			591,185
(1)For the nine months ended September 30, 2026, Marine Services and Other includes a $3.9 million recovery of certain crewing costs that were incurred in 2025 related to the Company's Australian operations.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Nine Months Ended September 30, 2025
	Tankers $	Marine Services and Other $	Total $
Revenues (1)	596,073	97,455	693,528
Voyage expenses	(248,213)	—	(248,213)
Vessel operating expenses	(100,276)	(82,422)	(182,698)
Charter hire expenses	(33,836)	(1,881)	(35,717)
Depreciation and amortization	(65,116)	—	(65,116)
General and administrative expenses	(35,363)	—	(35,363)
Gain on sale and write-down of assets	77,948	—	77,948
Restructuring charges (1)	—	(5,568)	(5,568)
Income from operations	191,217	7,584	198,801

Equity income and gain on distribution from equity-accounted investment	9,617	—	9,617
Non-segment reconciling items:
Interest income			20,994
Interest expense			(2,339)
Other income			419
Net income before income tax			227,492
(1)For the nine months ended September 30, 2025, Marine Services and Other includes severance costs of $5.6 million resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.

A reconciliation of total segment assets to total assets, presented in the accompanying unaudited consolidated balance sheets is as follows:

	September 30, 2026 (1)	December 31, 2025 (1)
	$	$
Tankers	1,327,926	1,341,547
Marine Services and Other	40,639	44,754
Due from affiliates	275	2,804
Cash and cash equivalents	1,046,325	830,569
Short-term investments	372,213	22,000
Total assets	2,787,378	2,241,674

(1)There are no differences between the measurements of the segment assets and the Company’s consolidated total assets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
5.    Intangible Assets and Other Non-Current Assets
Intangible Assets
Intangible assets are included in other current assets on the Company's unaudited consolidated balance sheets.

As part of the European Union Emissions Trading System (or EU ETS) requirements, as at September 30, 2026, the Company had a balance of European Union Allowances (or EUAs) totaling $14.4 million (December 31, 2025 - $11.6 million), which was recorded as indefinite-lived intangible assets. As at September 30, 2026, these intangible assets are presented as other current assets in the unaudited consolidated balance sheets as these EUAs are related to the Company's 2026 emissions levels and will be surrendered within one year from the balance sheet date. During the three and nine months ended September 30, 2026, the Company surrendered $11.0 million and $11.5 million of EUAs related to its 2025 emissions, respectively.

Other Non-Current Assets
In December 2025, the Company signed agreements to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The purchase price of $94.3 million which related to two of the tankers, as well as a deposit of $4.7 million which related to the remaining tanker, were placed in an escrow account, which was recorded in other non-current assets in the Company's unaudited consolidated balance sheet as at December 31, 2025. The acquisition of the three tankers was completed during the first quarter of 2026, and the total payment of $99.0 million, which was previously recorded in other non-current assets, is included as part of vessels and equipment in the Company's unaudited consolidated balance sheet as at September 30, 2026.
6.    Accrued Liabilities and Other Long-Term Liabilities
The following tables present the components of accrued liabilities and other long-term liabilities on the Company's unaudited consolidated balance sheets.

Accrued Liabilities	As at
	September 30, 2026	December 31, 2025
	$	$
Voyage and vessel	51,121	41,020
Payroll and benefits	33,148	30,750
Obligation related to EU ETS	16,958	11,020
Other accrued liabilities	1,726	1,934
	102,953	84,724
Obligation Related to EU ETS
As at September 30, 2026, the Company has recorded an obligation of $17.0 million (December 31, 2025 - $11.0 million) related to its emissions levels, which was included as part of accrued liabilities in the unaudited consolidated balance sheets. During the three and nine months ended September 30, 2026, the Company settled $11.0 million and $11.5 million of obligations related to its 2025 emissions, respectively. During the three and nine months ended September 30, 2026, the Company also recognized expenses related to EU ETS of $8.1 million and $17.5 million, respectively (2025 - $3.4 million and $8.2 million), as part of voyage expenses in the unaudited consolidated statements of income.

Other Long-Term Liabilities	As at
	September 30, 2026	December 31, 2025
	$	$
Freight tax provision (note 16)	32,490	31,073
Office lease liability - long term	8,720	8,216
Defined contribution pension liability	4,057	4,818
Income tax provision	3,419	—
Other	1,897	1,607
	50,583	45,714

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
7.    Long-Term Debt
As at September 30, 2026, the Company had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $97.6 million (December 31, 2025 - $171.7 million), of which $97.6 million (December 31, 2025 - $171.7 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.00%, which, if the 2023 Revolver had been drawn, would have resulted in an interest rate of 5.9% as of September 30, 2026 (December 31, 2025 - 5.7%). The Company is required to pay a commitment fee which is calculated based on 0.7% of the undrawn portion of the 2023 Revolver. During the three and nine months ended September 30, 2026, total commitment fees paid were $0.2 million and $0.7 million, respectively (2025 - $0.3 million and $1.2 million), which is recorded as part of interest expense in the Company's unaudited consolidated statements of income. As at September 30, 2026, the total amount available under the 2023 Revolver was scheduled to decrease by $13.7 million (remainder of 2026), $27.3 million (2027), $35.1 million (2028), and $21.5 million (2029). As at September 30, 2026, the 2023 Revolver was collateralized by nine (December 31, 2025 - 17) of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lenders may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at September 30, 2026, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at September 30, 2026, the Company was in compliance with all covenants in respect of the 2023 Revolver.
8.    Operating Leases
The Company charters-in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. The Company also charters-in vessels from other vessel owners on bareboat-in contracts, whereby the registered owner provides the vessel to the Company during which the Company is entirely responsible for the operation of the vessel, including technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. Under time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.
As at September 30, 2026, minimum commitments to be incurred by the Company under time charter-in contracts and bareboat-in contracts were approximately $9.2 million (remainder of 2026), $15.3 million (2027), $8.5 million (2028), and $7.4 million (2029).
9.    Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		September 30, 2026		December 31, 2025
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 18)	Level 1	1,046,860	1,046,738	831,261	831,261
Short-term investments	Level 1	372,213	372,169	22,000	22,000
Obligation related to EU ETS (note 6) (1)	Level 1	(16,958)	(16,958)	(11,020)	Note (1)
(1)As at September 30, 2026, the Company has recorded an obligation related to EU ETS of $17.0 million (December 31, 2025 - $11.0 million) which was included as part of accrued liabilities in the unaudited consolidated balance sheets. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at September 30, 2026, an accrual of $2.6 million was made as the carrying value of the EUAs held was less than the total emissions liability (December 31, 2025 - $nil).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The Company is exposed to credit loss in the event of non-performance by the financial institutions and the U.S. Government where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with different counterparties to reduce concentration risk.

10.    Share Capital and Equity-Based Compensation
The authorized share capital of the Company at September 30, 2026 and December 31, 2025 was 100.0 million preference shares, with a par value of $0.01 per share, 485.0 million Class A common shares, with a par value of $0.01 per share, and 100.0 million Class B common shares, with a par value of $0.01 per share. A Class A common share entitles the holder to one vote per share while a Class B common share entitles the holder to five votes per share, subject to a 49% aggregate Class B common share voting power maximum. As of September 30, 2026, the Company had 30,067,741 Class A common shares (December 31, 2025 – 29,921,732), 4,625,997 Class B common shares (December 31, 2025 – 4,625,997) and no preference shares (December 31, 2025 – nil) issued and outstanding.

During the three and nine months ended September 30, 2026, the Company recognized $0.7 million and $4.5 million (2025 - $0.5 million and $3.3 million), respectively, of expenses related to restricted stock units in general and administrative expenses. During the nine months ended September 30, 2026, a total of 31,094 restricted stock units (2025 - 27,223) with a market value of $2.2 million (2025 - $1.2 million) vested and 17,403 (2025 - 15,483) Class A common shares, net of withholding taxes, were concurrently issued to the grantees.
11.    Related Party Transactions
a.The Company and its subsidiaries have entered into management services agreements with Teekay Corporation Ltd. (or Teekay) and its affiliates (other than Teekay Tankers Ltd. and its subsidiaries) pursuant to which the Company provides services to Teekay and its affiliates in return for a management fee paid to the Company by Teekay. Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Transaction fee related to the sale of certain vessels (i)	—	(700)	(935)	(1,740)
Management fee revenues (ii)	302	537	968	1,709
(i)The Company pays a transaction fee to Teekay upon the sale of vessels that were previously owned by Tanker Investments Ltd. (or TIL), which the Company acquired in 2017. This fee is equal to 1.0% of the aggregate consideration payable to the Company pursuant to a sale contract. During the three months ended September 30, 2026, no fee was paid as no vessels previously owned by TIL were sold (2025 - two vessels). During the nine months ended September 30, 2026, this fee was related to the sales of two vessels (2025 - five vessels).
(ii)The Company receives management fees from Teekay for time spent on Teekay matters by employees of the Company.
b.Teekay and its subsidiaries (other than Teekay Tankers Ltd. and its subsidiaries) may collect certain cash receipts and remit payments for certain expenses incurred by the Company. Such amounts, which are presented on the Company's unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.
12.    Vessel Sales and Write-down of Assets
During the three months ended September 30, 2026, the Company completed the sale of one VLCC tanker for a total price of $84.5 million, with the Company recognizing a gain on sale of $22.9 million.
During the nine months ended September 30, 2026, the Company completed the sales of three Suezmax tankers and one VLCC tanker for a total price of $211.0 million, with the Company recognizing an aggregate gain on sales of $77.8 million. One of the tankers as well as its related bunker and lube oil inventories were classified as held for sale as at December 31, 2025.
During the three months ended September 30, 2025, the Company completed the sales of three Suezmax tankers for a total price of $97.0 million, with the Company recognizing an aggregate gain on sales of $25.9 million.
During the nine months ended September 30, 2025, the Company completed the sales of seven Suezmax tankers and two Aframax / LR2 tankers for a total price of $279.5 million, with the Company recognizing an aggregate gain on sales of $78.7 million.
During the nine months ended September 30, 2025, the Company recorded a write-down of $0.8 million on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
13.    Restructuring Charges
During the nine months ended September 30, 2025, the Company recorded restructuring charges of $5.6 million, which related to the severance costs resulting from the termination of a management contract related to the Company's Australian operations. The severance costs were fully recovered from the customer, and the recovery was presented in revenues during the nine months ended September 30, 2025 (note 3).
14.    Equity Income and Gain on Distribution from Equity-Accounted Investment
The Company has a 50% economic interest in a joint venture arrangement (or High-Q joint venture), which is jointly controlled by the Company and Wah Kwong Maritime Transport Holdings Limited. As at September 30, 2026, the High-Q joint venture no longer had any operational activities and is expected to be unwound once its remaining balances have been settled.

During the nine months ended September 30, 2026, the Company received a cash distribution from the High-Q joint venture in the amount of $1.5 million, which was recognized as part of equity income and gain on distribution from equity-accounted investment in the Company's unaudited consolidated statements of income.

During the three and nine months ended September 30, 2025, the Company received a cash distribution from the High-Q joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay the Company's advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of the Company’s investment in the equity-accounted joint venture as at the end of the third quarter of 2025. The Company recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment in the Company's unaudited consolidated statements of income.

The Company does not have a contractual obligation to return any of the distributions received or provide additional financial support to the High-Q joint venture.

For the three and nine months ended September 30, 2026, the Company recorded equity income of $nil and $nil, respectively (2025 - $0.4 million and $1.3 million) which comprises its share of net income from the High-Q joint venture.
15.    Other Income
The components of other income are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Foreign exchange gain	620	80	1,577	542
Unrealized gain (loss) on marketable securities (1)	—	4,575	—	(536)
Realized gain on marketable securities (1)	—	210	—	210
Other (expense) income	(301)	(31)	(999)	203
Total	319	4,834	578	419
(1)The Company sold its entire investment in marketable securities during the fourth quarter of 2025.
16.    Income Tax (Expense) Recovery
The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Current	(7,906)	2,446	(16,394)	3,126
Deferred	481	(115)	(106)	107
Income tax (expense) recovery	(7,425)	2,331	(16,500)	3,233

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities in the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2026 $	2025 $
Balance as at January 1	31,073	41,404
Increases for positions related to the current year	2,076	859
Increases for positions related to prior years	4,434	3,567
Decreases related to expiry of limitation period	(5,079)	(13,750)
Foreign exchange (gain) loss	(14)	1,096
Balance as at September 30	32,490	33,176
Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each period depending on the trading patterns of the Company's vessels.
The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
17.    Earnings Per Share
The net income available for common shareholders and earnings per common share are presented in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Net income	195,221	92,079	574,685	230,725

Weighted average number of common shares - basic (1)	34,842,906	34,669,842	34,799,885	34,578,409
Dilutive effect of stock-based awards	124,132	161,419	130,587	167,985
Weighted average number of common shares - diluted	34,967,038	34,831,261	34,930,472	34,746,394

Earnings per common share:
– Basic	5.60	2.66	16.51	6.67
– Diluted	5.58	2.64	16.45	6.64
(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and nine months ended September 30, 2026, a total of nil and 24,725 restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2025, a total of 3,389 and 3,888 restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2026 and 2025, there were no options that had an anti-dilutive effect on the calculation of diluted earnings per common share.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)
18.    Supplemental Cash Flow Information
Total cash and cash equivalents and restricted cash are as follows:

	As at	As at	As at	As at
	September 30, 2026	December 31, 2025	September 30, 2025	December 31, 2024
	$	$	$	$
Cash and cash equivalents	1,046,325	830,569	764,670	511,888
Restricted cash – current (1)	535	692	804	3,673
	1,046,860	831,261	765,474	515,561
(1)    The Company maintains restricted cash deposits for the purpose of acquiring EUAs (note 5) and also maintained restricted cash deposits for the purpose of entering into forward freight agreements (or FFAs). As at December 31, 2025, the Company no longer maintained restricted cash deposits relating to FFAs.
The Company entered into new operating leases or extended existing operating leases for office premises and in-chartered vessels which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities each in the amount of $3.6 million during the nine months ended September 30, 2026 (2025 - $3.5 million). The increases to these balances had no cash impact.
19.     Commitments and Contingencies
a)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.
b)Vessels Under Construction
In April 2026, the Company agreed to acquire two resale Suezmax tanker shipbuilding contracts for a total cost of $190.0 million. In June 2026, the transaction was completed upon the successful novation of the shipbuilding contracts and refund guarantees. The vessels are being built at a South Korean shipyard and are expected to be delivered in 2027. As at September 30, 2026, contractual payments made towards the construction of these two vessels totaled $50.7 million, and the remaining $139.3 million balance of the contract commitments is payable in installments due at various dates up to the delivery of the vessels.

c)Purchase Commitment
In September 2026, the Company signed an agreement to acquire one 2020-built Medium Range (or MR) tanker for a purchase price of $48.8 million. In October 2026, a deposit of $9.8 million related to this purchase was placed in an escrow account, and the remaining balance is payable upon delivery of the vessel, which is expected to occur by mid-January 2027.

d)Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

e)Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and, subject to policy terms, would enable the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
20.     Subsequent Events
a.In October 2026, the Company entered into newbuilding contracts for two LR2 tankers for a total contract price of $150.3 million. The vessels will be built at a Chinese shipyard and are expected to be delivered in 2030. The contract price is payable in installments due at various dates up to the delivery of the vessels.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

b.In November 2026, the Company entered into newbuilding contracts for two Suezmax tankers for a total contract price of $186.0 million. The vessels will be built at a South Korean shipyard and are expected to be delivered in 2030. The contract price is payable in installments due at various dates up to the delivery of the vessels. Under the terms of the contracts, the Company has options for two additional Suezmax tanker newbuildings exercisable by the end of January 2027. If exercised, these optional newbuildings would also be expected to be delivered in 2030.

c.In November 2026, the Company’s Board of Directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended September 30, 2026. The dividend is payable on December 4, 2026 to all of Teekay Tankers Ltd.’s shareholders of record on November 23, 2026.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2026
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2025.

OVERVIEW
Our primary business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term charters will change from time to time. In addition to our core business, we also provide operational and maintenance marine services and ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at September 30, 2026, our fleet consisted of 39 vessels, including five chartered-in vessels and two committed Suezmax tanker newbuildings under shipbuilding contracts novated to us in June 2026. The following table summarizes our fleet as at September 30, 2026:

	Owned Vessels (8)	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers (1)	4	—	4
Aframax Tankers / LR2 Product Tankers	3	—	3
Total Fixed-Rate Fleet	7	—	7

Spot-rate:
Suezmax Tankers (2)	10	1	11
Aframax Tankers / LR2 Product Tankers (3)	15	2	17
Total Spot Fleet (4)	25	3	28

Committed Newbuildings:
Suezmax Tankers (5)	2	—	2
Total Committed Newbuildings (6)	2	—	2

STS Support and Bunker Tanker Vessels (7)	—	2	2
Total Teekay Tankers Fleet	34	5	39
(1)Includes one Suezmax tanker that was subject to a time charter-out contract, which expired in November 2026, at which time the tanker was delivered back to us and has subsequently been trading in the spot market.
(2)One Suezmax tanker is time chartered-in for a period of 54 months expiring in June 2027 with an option to extend for one year.
(3)One Aframax / LR2 tanker is time chartered-in for a period expiring in February 2027 with no option to extend. One 2023-built Aframax / LR2 tanker is time chartered-in for a period expiring in January 2030 with three one-year extension option periods and a purchase option at the end of the second extension option period.
(4)As at September 30, 2026, a total of 28 of our owned and chartered-in vessels, as well as two vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
(5)Includes two Suezmax tanker newbuildings that are scheduled to be delivered to us in 2027.
(6)Excludes (a) two LR2 tanker newbuildings, for which we entered into shipbuilding contracts in October 2026 and which are expected to be delivered in 2030 and (b) two Suezmax tanker newbuildings, for which we entered into shipbuilding contracts in November 2026 and which are expected to be delivered in 2030. For more information, please see “—Significant Developments in 2026—Vessel Acquisitions.”.
(7)Includes one bunker tanker which we chartered-in for a period expiring in May 2029. This bunker tanker is also chartered-out by us for the same corresponding period.
(8)Excludes one Medium Range (or MR) product tanker for which the Company entered into an agreement in September 2026 to purchase the vessel which is expected to be delivered to the Company by mid-January 2027.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2026
PART I - FINANCIAL INFORMATION
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2025.
SIGNIFICANT DEVELOPMENTS IN 2026
Global Tariffs and Trade

During 2025 and 2026, the U.S. administration and other governments have announced or taken actions to implement new or increased tariffs on foreign imports and port fees. These actions have resulted and may result in additional retaliatory tariffs being levied on various goods and commodities, which may trigger trade wars. Additionally, in early 2026, the U.S. Supreme Court struck certain of the tariffs implemented by the U.S. administration. The U.S. administration thereafter reimplemented certain tariffs in response, which caused additional uncertainty and increase geopolitical tensions. These activities have disrupted global markets, resulting in an increase in general global economic uncertainty, including an increased risk of economic recessions. In 2025, the U.S. and China announced new port fees that would apply to port calls of certain Chinese and U.S.-related tankers, respectively, which could be disruptive to our industry. These port fees subsequently have been suspended until January 2027. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Geopolitical Conflicts

Geopolitical conflicts and related sanctions, export controls, and price caps have significantly affected us and our industry, including by disrupting energy supply chains and trading patterns and causing instability and volatility in the global economy. These conflicts include, among others, Russia’s ongoing invasion of Ukraine, the U.S.-Israel war with Iran and its related Middle East conflicts, which have disrupted trade through the Strait of Hormuz, and Houthi rebels' attacks on Saudi Arabian oil infrastructure and tankers transporting Saudi Arabian crude oil exports in the Red Sea. Trading inefficiencies and longer voyage distances as a result of these conflicts have driven significant increases in tanker demand, rates and vessel values, with rates currently at or near historic highs; changes in or resolutions of these conflicts could lead to significant decreases in tanker demand, rates and vessel values. A prolonged disruption of global crude oil exports could lead to a sustained shortage of global oil supply relative to demand, leading to high crude oil prices, oil demand reduction, and lower crude oil tanker demand. The escalation and expansion of hostilities in the Middle East and the possibility of continuing instability or further escalation in Ukraine or elsewhere —or the de-escalation or contraction of these hostilities or increased stability in these areas— could continue to affect the oil industry, the tanker industry, and demand for our services.

Vessel Sales

During the first three quarters of 2026, we sold and delivered to their purchasers three Suezmax tankers and one VLCC tanker for a total price of $211.0 million, which resulted in an aggregate gain on sales of $22.9 million and $77.8 million during the three and nine months ended September 30, 2026, respectively.

Vessel Acquisitions

In January 2026, we completed the acquisitions of three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. Upon the completion of these purchases, we bareboat chartered out each tanker to the seller for periods between four months and eight months, after which we assumed commercial and technical management of the vessels. One vessel was redelivered to us in May 2026, and the remaining two vessels were redelivered to us in July 2026 following the expiry of their bareboat charter-out contracts. All three vessels have been trading in the spot market since redelivery.
In April 2026, we agreed to acquire two resale Suezmax tanker shipbuilding contracts for a total cost of $190.0 million. In June 2026, the transaction was completed upon the successful novation of the shipbuilding contracts and refund guarantees. The vessels are being built at a South Korean shipyard and are expected to be delivered in 2027. As at September 30, 2026, contractual payments made towards the construction of these two vessels totaled $50.7 million, and we will pay the remaining $139.3 million balance of the contract commitments in installments which are due at various dates up to the delivery of the vessels.
In September 2026, we entered into an agreement to acquire one 2020-built MR product tanker for a purchase price of $48.8 million. The vessel is expected to be delivered to us by mid-January 2027.

In October 2026, we entered into newbuilding contracts for two LR2 tankers for a total contract price of $150.3 million. The vessels will be built at a Chinese shipyard and are expected to be delivered in 2030. The contract price is payable in installments due at various dates up to the delivery of the vessels.

In November 2026, we entered into newbuilding contracts for two Suezmax tankers for a total contract price of $186.0 million. The vessels will be built at a South Korean shipyard and are expected to be delivered in 2030. The contract price is payable in installments due at various dates up to the delivery of the vessels. Under the terms of the contracts, we have options for two additional Suezmax tanker newbuildings exercisable by the end of January 2027. If exercised, these optional newbuildings would also be expected to be delivered in 2030.

Time Chartered-out Vessels

During the first and second quarters of 2026, we entered into time charter-out contracts for two Suezmax tankers and one Aframax / LR2 tanker for terms between 10 months and 12 months at an average rate of $64,000 per day. Two of these charters commenced in the first quarter of 2026 while the third charter commenced in the second quarter of 2026.
During the third quarter of 2026, we entered into a time charter-out contract for one Suezmax tanker for a term of 12 months at a rate of $101,300 per day which commenced in September 2026.
Special Cash Dividend Declaration
In addition to our regular quarterly fixed dividend, in May 2026, our Board of Directors declared a special cash dividend of $1.00 per common share. This dividend was paid in June 2026.

Revolving Credit Facility

In April 2026, eight tankers were released from collateral securing obligations under the 2023 Revolver, and the aggregate amount of borrowings available at that time under the 2023 Revolver was reduced by $60.5 million. As at September 30, 2026, the aggregate borrowings available under the 2023 Revolver were $97.6 million.
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates, which represent net revenues (or income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, and gain or loss on sale and write-down of assets), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out and bareboat charter-out contracts, the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.
The results of operations that follow have been divided into (a) tankers, which consists of the operation of all of our Suezmax and Aframax / LR2 tankers (including the operations from those of our tankers employed on FSL contracts), as well as a VLCC tanker, which was sold during the third quarter of 2026, and our U.S. based STS operations (including our lightering support services provided as part of FSL operations); and (b) marine services and other, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, as well as management services provided to Teekay and third parties.

Summary

Our consolidated income from operations was $560.0 million for the nine months ended September 30, 2026, compared to $198.8 million in the same period last year. The primary reasons for this increase in income are as follows:
•an increase of $337.2 million as a result of higher overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in the first three quarters of 2026 compared to the same period in the prior year;

•an increase of $42.1 million due to the acquisitions of four Aframax / LR2 tankers and one Suezmax tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026, as well as the acquisition of one VLCC tanker in the third quarter of 2025, which was sold during the third quarter of 2026;

•an increase of $21.8 million due to certain vessels commencing on time charter-out contracts at various times and earning a higher average rate in the first three quarters of 2026 compared to the rate from the same period in the prior year; and

•an increase of $10.1 million due to the amortization of in-process revenue related to the acquisition of the three Aframax / LR2 tankers in the first quarter of 2026;

partially offset by:

•a decrease of $38.4 million due to the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026; and

•a decrease of $5.8 million due to an increase in tanker operating expenses during the first three quarters of 2026, primarily resulting from higher expenditures for repairs and maintenance, as well as higher crewing-related, ship management, and insurance costs compared to the same period in the prior year.

Details of the changes to our results of operations for the three and nine months ended September 30, 2026, compared to the three and nine months ended September 30, 2025, are provided below.

Three and Nine Months Ended September 30, 2026 versus Three and Nine Months Ended September 30, 2025

Tankers - Operating Results
We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts, or (iv) are subject to short-term bareboat charter contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.
The following table presents the Tankers' operating results for the three and nine months ended September 30, 2026 and 2025, and includes a comparison of net revenues(1), a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2026	2025	% Change	2026	2025	% Change
Revenues	331,324	197,919	67.4%	920,795	596,073	54.5%
Voyage expenses	(91,950)	(82,708)	11.2%	(226,906)	(248,213)	(8.6)%
Net revenues(1)	239,374	115,211	107.8%	693,889	347,860	99.5%

Vessel operating expenses	(32,177)	(32,086)	0.3%	(95,601)	(100,276)	(4.7)%
Charter hire expenses	(8,556)	(9,056)	(5.5)%	(26,077)	(33,836)	(22.9)%
Depreciation and amortization	(21,453)	(20,932)	2.5%	(64,457)	(65,116)	(1.0)%
General and administrative expenses	(13,527)	(11,146)	21.4%	(39,182)	(35,363)	10.8%
Gain on sale and write down of assets	22,876	25,890	(11.6)%	77,823	77,948	(0.2)%
Income from operations	186,537	67,881	174.8%	546,395	191,217	185.7%

Equity income and gain on distribution from equity-accounted investment	—	8,728	(100.0)%	1,500	9,617	(84.4)%
(1)This is a non-GAAP financial measure. Please refer to "Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net Revenues. Net revenues were $239.4 million and $693.9 million for the three and nine months ended September 30, 2026, respectively, compared to $115.2 million and $347.9 million for the same periods in the prior year.
The net increase for the three and nine months ended September 30, 2026 compared to the same periods in the prior year was primarily the result of:

•increases of $119.0 million and $337.2 million for the three and nine months ended September 30, 2026, respectively, due to higher overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers compared to the same periods in the prior year;

•increases of $10.6 million and $21.8 million for the three and nine months ended September 30, 2026, respectively, primarily due to certain vessels commencing on time charter-out contracts at various times and earning a higher average rate compared to the rate from the comparative periods; and

•an increase of $10.1 million for the nine months ended September 30, 2026 due to the amortization of in-process revenue related to the acquisition of the three Aframax / LR2 tankers in the first quarter of 2026;

partially offset by:

•net decreases of $2.8 million and $15.8 million for the three and nine months ended September 30, 2026, respectively, due to the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026, the sale of one VLCC tanker in the third quarter of 2026, as well as the redeliveries of two chartered-in tankers to their owners between the start of the first quarter of 2025 and the end of the third quarter of 2025, partially offset by the acquisitions of four Aframax / LR2 tankers and one Suezmax tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026, as well as the acquisition of the VLCC tanker in the third quarter of 2025;

•decreases of $2.6 million and $2.5 million for the three and nine months ended September 30, 2026, respectively, due to more off-hire days related to the timing of dry dockings compared to the same periods in the prior year; and

•a decrease of $4.9 million for the nine months ended September 30, 2026 due to lower revenues related to certain STS support service activities compared to the same period in the prior year.

Vessel Operating Expenses. Vessel operating expenses were $32.2 million and $95.6 million for the three and nine months ended September 30, 2026, respectively, compared to $32.1 million and $100.3 million for the same periods in the prior year.

The changes for the three and nine months ended September 30, 2026 compared to the same periods in the prior year were primarily the result of:

•increases of $1.8 million and $3.6 million for the three and nine months ended September 30, 2026, respectively, resulting from higher expenditures for repairs and maintenance during the first three quarters of 2026; and

•increases of $0.6 million and $1.7 million for the three and nine months ended September 30, 2026, respectively, resulting from higher crewing-related and ship management costs;

offset by:

•net decreases of $1.6 million and $8.6 million for the three and nine months ended September 30, 2026, respectively, resulting from the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026, as well as the sale of one VLCC tanker in the third quarter of 2026, partially offset by the acquisitions of four Aframax / LR2 tankers and one Suezmax tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026, including the redelivery to us of three Aframax / LR2 tankers, which were acquired in the first quarter of 2026, upon expiry of their bareboat chartered-out contracts, as well as the acquisition of the VLCC tanker in the third quarter of 2025; and

•decreases of $0.6 million and $1.6 million for the three and nine months ended September 30, 2026, respectively, resulting from lower expenditures related to certain STS support service activities during the first three quarters of 2026.

Charter Hire Expenses. Charter hire expenses were $8.6 million and $26.1 million for the three and nine months ended September 30, 2026, respectively, compared to $9.1 million and $33.8 million for the same periods in the prior year. The decreases were primarily due to the redeliveries of two chartered-in tankers and one chartered-in lightering service vessel to their owners between the start of the first quarter of 2025 and the end of the first quarter of 2026.

Depreciation and Amortization. Depreciation and amortization was $21.5 million and $64.5 million for the three and nine months ended September 30, 2026, respectively, compared to $20.9 million and $65.1 million for the same periods in the prior year. The net changes were primarily due to the acquisitions of four Aframax / LR2 tankers and one Suezmax tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026, the acquisition of one VLCC tanker in the third quarter of 2025, as well as the dry docking of certain vessels that are subject to a shorter amortization period compared to the previous dry docks, offset by the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026, as well as the sale of the VLCC tanker in the third quarter of 2026.

General and Administrative Expenses. General and administrative expenses were $13.5 million and $39.2 million for the three and nine months ended September 30, 2026, respectively, compared to $11.1 million and $35.4 million for the same periods in the prior year. The increases were primarily due to higher costs related to compensation and benefits.
Gain on Sale and Write-Down of Assets. The gain on sale of assets of $22.9 million and $77.8 million for the three and nine months ended September 30, 2026, respectively, were related to the sale of one VLCC tanker, which resulted in a gain on sale of $22.9 million during the three and nine months ended September 30, 2026, as well as the sales of three Suezmax tankers, which resulted in an aggregate gain on sales of $54.9 million during the nine months ended September 30, 2026.
The gain on sale and write-down of assets of $25.9 million and $77.9 million for the three and nine months ended September 30, 2025, respectively, were related to:

•the sales of three Suezmax tankers, which resulted in an aggregate gain on sales of $25.9 million during the three and nine months ended September 30, 2025, as well as the sales of four Suezmax and two Aframax / LR2 tankers, which resulted in an aggregate gain on sales of $52.8 million during the nine months ended September 30, 2025;

partially offset by:

•the impairment recorded for two of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $0.8 million during the nine months ended September 30, 2025.

Equity Income and Gain on Distribution from Equity-accounted Investment. Equity income and gain on distribution from equity-accounted investment was $nil and $1.5 million for the three and nine months ended September 30, 2026, respectively, compared to $8.7 million and $9.6 million for the same periods in the prior year. The decreases were primarily due to our joint venture having no operating activities after selling its VLCC tanker to us in August 2025 and a lower gain on the distribution received from the equity-accounted joint venture during the three and nine months ended September 30, 2026 compared to the same periods in 2025.

Tanker Market

Crude tanker spot rates remained elevated in the third quarter of 2026, with rates just below the record-setting levels seen in the previous quarter. Thereafter, spot tanker rates have surged and have reached a new record high in the fourth quarter of 2026 due to a combination of elevated refinery margins, resilient global oil demand, low refined product inventories, and ongoing geopolitical disruptions that have increased transportation requirements. Tight product markets and unprecedented crack spreads have incentivized refiners to maximize throughput, supporting crude trade volumes and sustaining demand for tanker transportation despite higher freight costs.

Current tanker market strength has been further supported by increasing fleet utilization driven by longer voyage distances, shifting trade patterns, and logistical inefficiencies associated with conflict-affected regions. The partial recovery in crude oil exports from the Middle East Gulf during the third quarter of 2026, which has relied on increased use of ship-to-ship transfer operations and alternative routes that bypass the Strait of Hormuz, combined with longer supply chains, has extended voyage durations and reduced effective vessel availability. In addition, an increase in attacks on ships transporting Saudi Arabian crude oil in the Red Sea has led to the redirection of oil flows from the port of Yanbu northbound via the Suez Canal / SUMED pipeline rather than flowing south via the Bab el-Mandeb Strait, further adding to longer voyage distances.

The exceptionally strong VLCC market continues to create spillover demand for Suezmax and Aframax / LR2 vessels as charterers have increasingly utilized smaller tanker classes to move cargoes long-haul when larger vessels were unavailable. At the same time, growing crude oil movements from the Atlantic to the Pacific and strong arbitrage economics have increased tonne-mile demand across multiple tanker segments. While freight markets have moderated from recent peak levels as vessel positioning normalizes and certain supply chains adjust, we believe that underlying market conditions will continue to be supported by seasonal factors, continued trade inefficiencies, and ongoing geopolitical uncertainty.

Looking ahead, tanker demand in the medium term will largely depend on how the geopolitical factors currently impacting crude oil trade patterns develop in the coming quarters. However, we believe that the need to rebuild depleted oil inventories should support tanker demand once oil supply normalizes. On the fleet supply side, tanker deliveries are projected to accelerate over the next three years as the current tanker orderbook delivers, though the removal of older vessels from the fleet could partially offset the impact of rising tanker deliveries. Net fleet supply may also be impacted by developments in the shadow fleet of tankers and whether these vessels will be permanently excluded from non-sanctioned trades or will return to regular trading, although we note there may be hurdles to integrating shadow fleet vessels into the compliant trade such as vessel age, sanctions from various countries, required class certification and unknown maintenance requirements.
Tankers - Fleet and TCE Rates
As at September 30, 2026, we owned 32 double-hulled oil and product tankers and time chartered-in two Aframax / LR2 tankers, one Suezmax tanker, one bunker tanker and one STS support vessel. We also have one second-hand MR product tanker scheduled for delivery in January 2027, two committed Suezmax tanker newbuildings that are scheduled to be delivered in 2027, two committed Suezmax tanker newbuildings that are scheduled to be delivered in 2030, two committed LR2 tanker newbuildings scheduled for delivery in 2030, as well as two additional Suezmax tanker newbuildings, subject to the exercise of options, with expected delivery in 2030. For more information, please see “—Significant Developments in 2026—Vessel Acquisitions.”
The following tables highlight the operating performance of our spot vessels (including those trading on voyage charters, in RSAs and in FSL) and our time charter-out and bareboat charter-out vessels, measured in TCE rates, or net voyage revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses:

	Three Months Ended September 30, 2026
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$152,238	$(41,411)	$420	$111,247	1,045	$106,437
Voyage-charter contracts - Aframax / LR2 (4)	$144,070	$(50,872)	$1,255	$94,453	1,398	$67,552
Voyage-charter contracts - VLCC (5)	$—	$199	$7	$206	—	$—
Time charter-out contracts - Suezmax	$18,556	$(811)	$97	$17,842	295	$60,470
Time charter-out contracts - Aframax / LR2	$12,315	$(181)	$(669)	$11,465	276	$41,539
Bareboat charter-out contracts - Aframax / LR2	$392	$—	$(1)	$391	33	$11,850
Total	$327,571	$(93,076)	$1,109	$235,604	3,047	$77,309

(1)Excludes $3.1 million of revenues related to our STS support services operations, $0.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.3 million of in-process revenue amortization related to our bareboat charter-out contracts for the three Aframax vessels that we acquired in January 2026.
(2)Includes $1.1 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Includes adjustments which are excluded from Average TCE per Revenue Day, such as off-hire bunker expenses and certain expenses recoverable from charterers.
(4)Includes $13.8 million of revenues and $5.6 million of voyage expenses related to our Aframax / LR2 FSL operations.
(5)Includes one VLCC tanker, which was acquired by us from our 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by us to a third party.

	Three Months Ended September 30, 2025
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$100,106	$(41,309)	$661	$59,458	1,780	$33,404
Voyage-charter contracts - Aframax / LR2 (4)	$86,046	$(36,165)	$337	$50,218	1,628	$30,861
Voyage-charter contracts - VLCC (5)	$3,011	$(1,795)	$164	$1,380	41	$33,265
Total	$189,163	$(79,269)	$1,162	$111,056	3,449	$32,202
(1)Excludes $4.7 million of revenues related to certain bunker-related activities, $3.9 million of revenues related to our STS support services operations, and $0.2 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Excludes $4.3 million of expenses related to certain bunker-related activities and includes $0.8 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $7.7 million of revenues and $3.0 million of voyage expenses related to our Aframax / LR2 FSL operations.
(5)Includes one VLCC tanker, which was acquired by us from our 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by us to a third party.

	Nine Months Ended September 30, 2026
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$426,780	$(111,439)	$970	$316,311	3,507	$90,190
Voyage-charter contracts - Aframax / LR2 (4)	$384,111	$(116,912)	$2,269	$269,468	4,017	$67,079
Voyage-charter contracts - VLCC (5)	$16,619	$1,062	$518	$18,199	171	$106,105
Time charter-out contracts - Suezmax	$41,711	$(2,529)	$26	$39,208	693	$56,573
Time charter-out contracts - Aframax / LR2	$25,930	$(548)	$(539)	$24,843	657	$37,800
Bareboat charter-out contracts - Aframax / LR2	$5,924	$(65)	$64	$5,923	500	$11,850
Total	$901,075	$(230,431)	$3,308	$673,952	9,545	$70,601
(1)Excludes $10.1 million of in-process revenue amortization related to our bareboat charter-out contracts for the three Aframax vessels that we acquired in January 2026, $8.5 million of revenues related to our STS support services operations, $1.0 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.2 million of revenues related to certain bunker related activities.
(2)Includes $3.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Includes adjustments which are excluded from Average TCE per Revenue Day, such as off-hire bunker expenses and certain expenses recoverable from charterers.
(4)Includes $56.6 million of revenues and $16.8 million of voyage expenses related to our Aframax / LR2 FSL operations, and $3.0 million of revenues and $1.7 million of voyage expenses related to our Suezmax FSL operations.
(5)Includes one VLCC tanker, which was acquired by us from our 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by us to a third party.

	Nine Months Ended September 30, 2025
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$311,378	$(136,093)	$1,949	$177,234	5,750	$30,824
Voyage-charter contracts - Aframax / LR2 (4)	$254,120	$(107,509)	$537	$147,148	4,899	$30,040
Voyage-charter contracts - VLCC (5)	$3,011	$(1,795)	$164	$1,380	41	$33,265
Time charter-out contracts - Aframax / LR2	$7,057	$(117)	$3	$6,943	141	$49,143
Total	$575,566	$(245,514)	$2,653	$332,705	10,831	$30,718
(1)Excludes $13.4 million of revenues related to our STS support services operations, $6.5 million of revenues related to certain bunker-related activities, and $0.7 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Excludes $5.6 million of expenses related to certain bunker-related activities and includes $2.9 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $19.3 million of revenues and $8.3 million of voyage expenses related to our Aframax / LR2 FSL operations, and $11.4 million of revenues and $7.5 million of voyage expenses related to our Suezmax FSL operations.
(5)Includes one VLCC tanker, which was acquired by us from our 50/50 joint venture in August 2025 and was trading in a pooling arrangement managed by a third party. In July 2026, the VLCC tanker was sold by us to a third party.

Marine Services and Other - Operating Results
As part of our Australian operations, we provide marine services to the Australian government, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support, as well as crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 12 Australian government-owned vessels. In addition, we provide technical and crewing management services for two patrol boats; we also bareboat charter-in a bunker tanker which we have time chartered-out to a third party. Marine Services and Other also consists of management services provided to Teekay and third parties.
The following table presents the Marine Services and Other operating results for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2026	2025	% Change	2026	2025	% Change
Revenues (2)	37,922	31,104	21.9%	114,053	97,455	17.0%
Vessel operating expenses	(33,434)	(28,945)	15.5%	(98,535)	(82,422)	19.5%
Charter hire expenses	(634)	(634)	—%	(1,881)	(1,881)	—%
Restructuring charges (1)	—	—	—%	—	(5,568)	(100.0)%
Income from operations	3,854	1,525	152.7%	13,637	7,584	79.8%
(1)Restructuring charges include severance costs of $5.6 million resulting from the termination of a management contract related to our Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.
(2)For the nine months ended September 30, 2026, revenues include a $3.9 million recovery of certain crewing costs that were incurred in 2025 related to our Australian operations.
Income from operations for Marine Services and Other was $3.9 million and $13.6 million for the three and nine months ended September 30, 2026, respectively, compared to $1.5 million and $7.6 million for the same periods in the prior year. The net increases were primarily due to higher income from operations from operational and maintenance marine services in Australia resulting from an increase in the number of vessels under management, partially offset by higher compensation and crewing-related expenses. The nine months ended September 30, 2026 also includes a recovery of certain crewing costs that were incurred in 2025.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2026	2025	% Change	2026	2025	% Change
Interest income	12,216	7,569	61.4%	30,641	20,994	46.0%
Interest expense	(280)	(789)	(64.5)%	(1,566)	(2,339)	(33.0)%
Other income	319	4,834	(93.4)%	578	419	37.9%
Income tax (expense) recovery	(7,425)	2,331	(418.5)%	(16,500)	3,233	(610.4)%
Interest Income. Interest income was $12.2 million and $30.6 million for the three and nine months ended September 30, 2026, respectively, compared to $7.6 million and $21.0 million for the same periods in the prior year. The net increases were primarily due to higher average balances for cash and short-term investments, partially offset by a lower average interest rate.

Interest Expense. Interest expense was $0.3 million and $1.6 million for the three and nine months ended September 30, 2026, respectively, compared to $0.8 million and $2.3 million for the same periods in the prior year. The decreases were primarily due to lower commitment fees related to our 2023 Revolver.

Other Income. Other income was $0.3 million and $0.6 million for the three and nine months ended September 30, 2026, respectively, compared to $4.8 million and $0.4 million for the same periods in the prior year. The changes were primarily due to unrealized and realized gains recognized during the first three quarters of 2025 on our investment in marketable securities, all of which were sold during the fourth quarter of 2025, as well as changes in foreign currency exchange rates related to our accrued tax and working capital balances.
Income Tax (Expense) Recovery. Income tax expense was $7.4 million and $16.5 million for the three and nine months ended September 30, 2026, respectively, compared to income tax recovery of $2.3 million and $3.2 million for the same periods in the prior year. The changes were primarily due to lower recoveries during the first three quarters of 2026 related to the expiry of the tax limitation period in certain jurisdictions, changes in vessel trading activities, as well as fluctuations in current income taxes and deferred income tax balances related to certain jurisdictions, including a tax provision recorded in relation to the gain on sale of a vessel in the third quarter of 2026, as well as higher taxable income related to our Australian operations. For additional information, please read "Item 1 – Financial Statements: Note 16 - Income Tax (Expense) Recovery" of this report.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

We generate cash flows primarily from chartering out our vessels, from managing vessels for the Australian government and from providing management services to Teekay and certain third parties. We employ a chartering strategy for our tanker segment that seeks to capture upside opportunities in the tanker spot market while using fixed-rate charters to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as geopolitical events, sanctions and other factors which influence oil trade routes and tonne-mile supply and demand. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are interest income from short-term investments, long-term bank borrowings, lease or equity financings, and proceeds from the sales of older vessels.

As of September 30, 2026, we have one credit facility, our 2023 Revolver, with no balance drawn, and we had no vessels subject to finance leases. Our 2023 Revolver is described in "Item 1 – Financial Statements: Note 7 - Long-Term Debt" of this report. Our 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our 2023 Revolver requires us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 7 - Long-Term Debt" of this report. If we do not meet these financial or other covenants, the lenders may declare our obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon our other liquidity at the time, could significantly affect our short-term liquidity requirements. As at September 30, 2026, we were in compliance with all covenants under our 2023 Revolver. Our 2023 Revolver requires us to make interest payments based on SOFR plus a margin. Depending upon the amount of our floating-rate credit facility and balance from time to time, significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. As at September 30, 2026, we were not committed to any interest rate swap agreements.

Our primary uses of cash include the payment of operating expenses, installments related to newbuilding contracts, dry-docking expenditures, costs associated with modifications to our vessels, funding our other working capital requirements, dividend payments on our common shares, repurchase of our Class A common shares under our share repurchase program, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, we may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30,
	2026	2025
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by operating activities	509,035	204,938
Net cash flow used for financing activities	(60,261)	(60,122)
Net cash flow (used for) provided by investing activities	(233,175)	105,097

Net Operating Cash Flow
The $304.1 million increase in net operating cash flow for the nine months ended September 30, 2026, compared to the same period in 2025 was primarily due to:

•a net increase of $357.0 million in cash inflows primarily due to higher operating earnings during the first three quarters of 2026 resulting from higher average realized spot tanker rates, as well as the acquisitions of four Aframax / LR2 tankers and one Suezmax tanker between the start of the second quarter of 2025 and the end of the first quarter of 2026, as well as the acquisition of one VLCC tanker in the third quarter of 2025, partially offset by the sales of 11 Suezmax tankers and three Aframax / LR2 tankers between the start of the first quarter of 2025 and the end of the second quarter of 2026, as well as the sale of the VLCC tanker in the third quarter of 2026;

partially offset by:

•an increase of $38.6 million in cash outflows related to changes in net working capital during the first three quarters of 2026 compared to the same period of the prior year; and

•an increase of $14.3 million in cash outflows related to expenditures for dry-docking activities during the first three quarters of 2026 compared to the same period of the prior year.

Net Financing Cash Flow
The $0.1 million increase in net cash flow used for financing activities for the nine months ended September 30, 2026, compared to the same period in 2025, was primarily due to an increase in cash outflows resulting from cash dividends on our common shares paid during the first three quarters of 2026 compared to the same period of the prior year.
Net Investing Cash Flow
Net cash flow used for investing activities was $233.2 million for the nine months ended September 30, 2026 compared with net cash flow provided by investing activities of $105.1 million for the nine months ended September 30, 2025. The $338.3 million change between these periods was primarily due to:

•an increase of $339.6 million in cash outflows resulting from a net increase in our short-term investments during the first three quarters of 2026;

•a decrease of $71.0 million in cash inflows resulting from lower net proceeds received from the sales of three Suezmax tankers and one VLCC tanker during the first three quarters of 2026, compared to net proceeds received from the sales of seven Suezmax tankers and two Aframax / LR2 tankers in the same period of the prior year;

•an increase of $51.0 million in cash outflows resulting from advances and construction costs paid in relation to two Suezmax tanker shipbuilding contracts during the first three quarters of 2026;

•a decrease of $23.7 million in cash inflows resulting from a lower distribution from our equity-accounted joint venture during the first three quarters of 2026 compared to the same period in the prior year;

•a decrease of $2.2 million in cash inflows resulting from proceeds received from the sale of a portion of our investment in marketable securities during the third quarter of 2025; and

•an increase of $0.6 million in cash outflows resulting from higher capital expenditures during the first three quarters of 2026 compared to the same period of the prior year;

partially offset by:

•a decrease of $147.8 million in cash outflows resulting from a lower payment made during the first three quarters of 2026 in relation to the remaining balance for the acquisitions of three Aframax / LR2 tankers, compared to the payment made for the acquisitions of one Aframax / LR2 tanker, one Suezmax tanker and one VLCC tanker during the first three quarters of 2025; and

•a decrease of $2.3 million in cash outflows resulting from an investment in marketable securities during the first three quarters of 2025.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, short-term investments, net operating cash flow, our undrawn credit facility, and capital raised through financing transactions. The primary objectives of our cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return. The nature and extent of amounts that can be borrowed under our 2023 Revolver are described in "Item 1 – Financial Statements: Note 7- Long-Term Debt" of this report.

For information on our dividend policy and share repurchase program, please see "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2025.

Our total consolidated liquidity, including cash, cash equivalents, short-term investments and undrawn credit facility, increased by $491.8 million during the nine months ended September 30, 2026 from $1.0 billion as at December 31, 2025 to $1.5 billion as at September 30, 2026. The net increase during the nine months ended September 30, 2026 was primarily a result of the following events or changes: $509.0 million of net operating cash inflow during the first three quarters of 2026; $210.8 million received from the sale of three Suezmax tankers and one VLCC tanker; a $1.5 million distribution received from our equity-accounted joint venture; and $1.4 million of proceeds received upon the exercise of stock options; partially offset by $74.1 million of reduction in the borrowing capacity of our 2023 Revolver; $60.6 million of cash dividends paid on our common shares; $51.0 million of advances and construction costs paid in relation to two Suezmax tanker shipbuilding contracts; $42.4 million paid towards the purchase of three Aframax / LR2 tankers; and $2.5 million of expenditures for capital upgrades for vessels and equipment.

We anticipate that our liquidity at September 30, 2026, combined with cash we expect to generate during the 12 months following the date of this report, will be sufficient to meet our cash requirements for at least the one-year period following the date of this report.

Our 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at September 30, 2026. Our ability to refinance our 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. Approximately 65% of our fleet is currently aged 15 years and older, and we intend to continue the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using cash on hand, short-term investments, the undrawn revolving credit facility and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes our other contractual obligations as at September 30, 2026:

(in millions of U.S. Dollars)	Total	12 Months Following September 30, 2026	Remainder of 2027	2028	2029
U.S. Dollar-Denominated Obligations
Installments related to the construction of two Suezmax tankers	139.3	78.2	61.1	—	—
Payment related to the acquisition of one MR product tanker (1)	48.8	48.8	—	—	—
Chartered-in vessels (operating leases) (2)	40.4	22.2	2.3	8.5	7.4
Total (3)	228.5	149.2	63.4	8.5	7.4
(1)In October 2026, a deposit of $9.8 million related to this purchase was placed in an escrow account, and we will pay the remaining balance of $39.0 million upon taking delivery of the vessel, which is expected by mid-January 2027.
(2)Excludes payments required if we exercise options to extend the terms of chartered-in leases signed as of September 30, 2026.

(3)Excludes installments related to the construction of two LR2 tanker newbuildings, for which we entered into shipbuilding contracts in October 2026, as well as installments related to the construction of two Suezmax tanker newbuildings, for which we entered into shipbuilding contracts in November 2026. For more information, please see “—Significant Developments in 2026—Vessel Acquisitions.”
Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as described in "Item 1 – Financial Statements: Note 16 - Income Tax (Expense) Recovery" of this report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, existing or future climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes or penalties related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the EU ETS as of January 1, 2024, requires us to acquire allowances related to our greenhouse gas emissions as outlined in “Item 1 – Financial Statements: Note 5 – Intangible Assets and Other Non-Current Assets” and “Item 1 – Financial Statements: Note 6 – Accrued Liabilities and Other Long-Term Liabilities” of this report. In addition to the EU ETS, the inclusion of the FuelEU Maritime regulation by the European Union as of January 1, 2025, requires us to pay financial penalties in relation to certain voyages when not using low emission intensity fuels. The inclusion of the maritime industry in the UK Emissions Trading Scheme (or UK ETS) as of July 1, 2026, requires us to acquire allowances related to our greenhouse gas emissions for certain voyages. Increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services. In addition, geopolitical conflicts, governmental sanctions and tariffs, and U.S. and Chinese port fee measures (that took effect in October 2025 but have been mutually suspended until January 2027) could have significant financial and other impacts on our industry and business, which we cannot predict with certainty at this time.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2025. There have been no significant changes to these estimates and assumptions for the nine months ended September 30, 2026.

NON-GAAP FINANCIAL MEASURE

Net Revenues - Tankers

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, and gain or loss on sale and write-down of assets) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters and bareboat charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with income from operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2026	2025	2026	2025
Tankers
Income from operations	186,537	67,881	546,395	191,217
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	32,177	32,086	95,601	100,276
Charter hire expenses	8,556	9,056	26,077	33,836
Depreciation and amortization	21,453	20,932	64,457	65,116
General and administrative expenses	13,527	11,146	39,182	35,363
Gain on sale and write-down of assets	(22,876)	(25,890)	(77,823)	(77,948)
Net revenues	239,374	115,211	693,889	347,860

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2026 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•estimated changes in global or regional oil demand and supply;
•future tanker rates;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries, including the potential exercise of options for two additional Suezmax tanker newbuildings, vessel refinancing, tanker contracts and potential fleet renewal;
•general domestic and international political conditions and geopolitical conflicts;
•the impact of conflict in the Middle East (including the U.S.-Israel war with Iran, disruption of trade through the Strait of Hormuz and the ongoing issues with the Bab el-Mandeb Strait, the Israel-Hamas conflict, and attacks on vessels in the Red Sea areas), the Russia-Ukraine war, on the global economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions, and the persistence of altered trade patterns;
•the impact of global tariffs, port fees, sanctions, export controls, price caps and potential trade wars;
•the effect on us and our industry of additional (although currently suspended until January 2027) port docking fees applicable to (a) Chinese-built vessels docking at U.S. ports starting in October 2025 and (b) vessels owned, operated and/or built by entities or individuals having specified relationships with the U.S. that dock at Chinese ports;
•the effect of typical seasonal variations on tanker rates;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•the sufficiency of our liability insurance coverage;
•the timing of payment of cash dividends;
•our expectations regarding the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures;
•our expectations regarding our status as a passive foreign investment company for the 2026 and 2027 tax years and future tax years;
•the impact on our payment obligations if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, "should" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in the price, production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions, including the inclusion of the maritime industry in the EU ETS and the UK ETS and the effectiveness of the EU FuelEU Maritime regulation; the interpretation and enforcement of U.S. and China port fee regulations and any changes to their current suspension; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes to our dividend policy; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; the impact of geopolitical tensions and conflicts, including the U.S.-Israel war with Iran, disruption of transit through the Strait of Hormuz and ongoing issues with the Bab el-Mandeb Strait, the Israel and Hamas war, attacks on tankers in the Red Sea, the Russia-Ukraine war, and related sanctions, tariffs and import and other restrictions; changes in global economic conditions; our levels of available cash and cash reserves and the declaration of any future dividends by our Board of Directors; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2025 and in item 1A of this Report on Form 6-K. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2026
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, including below in this Item 1A, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and in Part II, “Item 1A—Risk Factors” in our Report on Form 6-K for the quarter ended June 30, 2026, which could materially affect our business, financial condition or results of operations, the price and value of our securities and our ability to pay dividends on our common shares.
Although we presently do not expect to be a "passive foreign investment company" (or PFIC) for the 2026 tax year, because we currently have significant cash assets and may maintain or further increase such cash assets, there is a risk that U.S. tax authorities could treat us as a PFIC in 2026 and may treat us as a PFIC in 2027 or other future tax years, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all of our shareholders.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the shares or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income” (or the PFIC income test) or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income” (or the PFIC asset test). For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
For purposes of the PFIC asset test, cash and other current assets readily convertible into cash (or cash assets) are considered to be assets that produce passive income. We have significant cash assets, primarily as a result of the strong tanker market and resulting earnings over the past several years and proceeds from vessel sales, respectively. Please read “Item 5 – Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on March 13, 2026 (the 2025 Annual Report). At the present time, we do not expect to be treated as a PFIC for the 2026 tax year under the PFIC asset test. However, based on our current estimates and assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market, the value of our fleet and our significant cash assets, we forecast that there is a risk that we could become a PFIC in 2027 and may be a PFIC in future tax years. In addition, should we dispose of a certain number of our assets in 2026, 2027 or any other future tax years for cash without immediately replacing those assets, we expect that this would further increase the risk that we would become a PFIC in 2027 or such future tax years due to the receipt of cash sale proceeds. Similarly, a decrease in the value of our fleet would increase our risk of becoming a PFIC in 2027 or future tax years. Additionally, cash proceeds received in connection with any dispositions of our shares in our subsidiaries or cash generated through vessel operations would also increase our risk of becoming a PFIC in 2027 or future tax years. No assurance can be given that we would not constitute a PFIC by reason of the PFIC asset test for 2026, 2027 or any other future tax year if there were to be changes in these estimates and assumptions and in our assets, income or operations.
If any scenario were to occur which resulted in our continued holding of substantial cash or other passive assets or a significant increase of our cash or other passive assets, our PFIC status for 2026, 2027, and any other future tax year, will depend significantly upon how, and how quickly, we use our cash assets and the extent to which we acquire or retain assets that are not considered to produce passive income. Accordingly, there is a risk that U.S. tax authorities could treat us as a PFIC in 2026 and 2027 and may treat us as a PFIC in any other future tax year, and there can be no assurance that we will not be a PFIC in 2026, 2027 or any other future tax years under the PFIC asset test, which could have adverse U.S. federal income tax consequences to U.S. shareholders and may cause the price of our common shares to decline and materially and adversely affect our ability to raise capital on acceptable terms.
Additionally, with respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now, and have never been, a PFIC by reason of the PFIC income test. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS or that we would not constitute a PFIC by reason of the PFIC income test for 2026, 2027 or any other future tax year if there were to be changes in our assets, income or operations.
If we or the IRS were to determine that we are or have been a PFIC for any tax year during which a U.S. Holder (as defined under "Item 10 – Additional Information – Material United States Federal Income Tax Considerations" in our 2025 Annual Report) held our common shares, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 – Additional Information – Material United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – Consequences of Possible PFIC Classification" in our 2025 Annual Report.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:
•REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-282449) FILED WITH THE SEC ON OCTOBER 1, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	November 13, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)